EXHIBIT E

NOTE ASSIGNMENT AGREEMENT
This Note Assignment Agreement is dated effective as of the 3 day of October, 2025 by and between David Lazar (“Assignor”) and Elements Corporate Services Limited, or its designee(s) (the “Assignee”).
WHEREAS the Assignor is the holder of an unsecured promissory note, dated as of February 18, 2025, made by FiEE, Inc., a Delaware corporation (the “Company”), in favor of Assignor in the amount of $300,000 that is convertible into shares of the Company’s common stock at a conversion price per share equal to $0.25 per share; and
WHEREAS the Assignor desires to assign his right, title and interest in and to $238,300.25 of the principal amount of the Note to the Assignee, which is convertible into 953,201 shares of common stock of the Company (the “Transferred Portion”);
WHEREAS the parties hereto desire to memorialize such assignment in writing; therefore
FOR GOOD AND VALUABLE CONSIDERATION, the receipt of which is mutually acknowledged hereby, the parties do hereby covenant as follows:
1. Assignor does hereby assign and transfer to Assignee his right, title and interest in and to Transferred Portion of the Note.
3. Assignee hereby accepts the right, title and interest in and to the Transferred Portion of the Note, as reflected above.

IN WITNESS WHEREOF, we hereby set our hand this __ day of October, 2025.
David Lazar

and

Elements Corporate Services Limited

By: /s/ Wong Man Chind
Name: WONG Man Ching
Title: Director

The Company hereby consents to the transfer of the Transferred Portion of the Note by Assignor to Assignee.
FiEE, Inc.
By: /s/ Li Win Chung
Name: Li Win Chung
Title: CEO